UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                               (Amendment No. 3)*


                              BancAffiliated, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05948C 10 7
                    ----------------------------------------
                                 (CUSIP Number)

                                 Garry J. Graham
                            c/o BancAffiliated, Inc.
                     500 Harwood Road, Bedford, Texas 76021
                                (817) 285 - 6195
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05948C 10 7                 13D                      Page 2 of 7 Pages
---------------------                                          -----------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Garry J. Graham
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                                (b)  [ ]
          ----------------------------------------------------------------------

3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF, OO
          ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

          ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            43,725
BENEFICIALLY                      ----------------------------------------------
OWNED BY
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON WITH                         0
                                  ----------------------------------------------

                            9     SOLE DISPOSITIVE POWER

                                  41,325
                                  ----------------------------------------------

                            10    SHARED DISPOSITIVE POWER

                                  0
                                  ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          43,725
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Items 3 and 5 below.                                           [ ]

          ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.0%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
          ----------------------------------------------------------------------

Item 1.           Security and Issuer

         The class of equity securities to which this Amendment No.3 to Schedule 13D relates is the Common Stock, $0.01 par value (the "Common Stock"), of BancAffiliated, Inc., located at 500 Harwood Road, Bedford, Texas 76021.


Item 2.           Identity and Background

         The name and address of the person filing this statement is Garry J. Graham, c/o BancAffiliated, Inc. 500 Harwood Road, Bedford, Texas 76021. Mr. Graham is the President, Chief Executive Officer and a Director of BancAffiliated, Inc. and its subsidiary Affiliated Bank at the address stated above. During the last five years, Mr. Graham has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Graham is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration

         Mr. Graham has acquired beneficial ownership of 43,725 shares of Common Stock as follows:

         (a) 8,050 shares purchased by Mr. Graham and his wife with personal funds for an aggregate purchase price of $80,500. Subsequently, Mrs. Graham gifted all her interest in these shares to Mr. Graham.

         (b) 300 shares acquired by Mr. Graham's three minor children (100 shares each), purchased by Mr. Graham with personal funds for an aggregate purchase price of $3,000. Subsequently, Mr. Graham's three minor children gifted all their interest in these shares to Mr. Graham.

         (c) 4,650 shares held in Mr. Graham's IRA Account purchased with personal funds for an aggregate purchase price of $46,500.

         (d) 26,000 shares purchased with personal funds for an aggregate purchase price of $331,500.

         (e) 1,300 shares underlying unexercised stock options awarded to Mr. Graham through BancAffilated,Inc.'s 2002 Stock Option and Incentive Plan that are exercisable within

                  60 days of the filing of this Schedule 13D. In addition, Mr. Graham was awarded an additional 5,200 shares underlying unexercisable stock options that will vest at a rate of 1,300 shares a year over the next four years. The awards of options were granted to Mr. Graham at no cost to him.

         (f) 600 shares awarded to Mr. Graham through BancAffilated, Inc.'s Recognition and Retention Plan. Mr. Graham was awarded an additional 2,400 shares that will vest at a rate of 600 shares a year over the next four years. The awards of restricted stock were granted to Mr. Graham at no cost to him.

         (g)      425 shares Mr. Graham's mother gifted to him.

Item 4.           Purpose of Transaction

         Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation, all of the shares purchased and/or acquired by Mr. Graham are for investment purposes. Mr. Graham may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of BancAffiliated, Inc. for investment or dispose of shares of BancAffiliated, Inc. As President and Chief Executive Officer, Mr. Graham regularly explores potential actions and transactions which may be advantageous to BancAffiliated, Inc., including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of BancAffiliated, Inc. On September 24, 2002, Mr. Graham filed a Notice of Change in Control with the Office of Thrift Supervision. On March 11, 2003, the Office of Thrift Supervision issued an Order of Non-Objection to the Notice of Change in Control granting Mr. Graham the ability to acquire up to 20% of the outstanding Common Stock of BancAffiliated, Inc. It is anticipated that any future acquisition of the Common Stock of BancAffiliated, Inc. will be held by Mr. Graham for investment purposes.

         Except as noted above, Mr. Graham has no plans or proposals which relate to or would result in:

         (a)  the  acquisition  by  any  person  of  additional   securities  of
BancAffiliated, Inc., or the disposition of securities by BancAffiliated, Inc.;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving BancAffiliated, Inc. or any of its subsidiaries;

         (c)  a  sale  or   transfer   of  a   material   amount  of  assets  of
BancAffiliated, Inc. or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of BancAffiliated, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of BancAffiliated, Inc.;

         (f) any other material change in BancAffiliated, Inc.'s business or corporate structure;

         (g) changes in BancAffiliated, Inc.'s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BancAffiliated, Inc. by any person;

         (h) causing a class of securities of BancAffiliated, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of BancAffiliated, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

         (a) As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Graham for the purpose of this statement is 43,725 shares representing 16.0% of the shares of Common Stock outstanding on the date hereof.

         (b) Such amount includes:

                  43,725 shares over which Mr. Graham has sole voting power, which includes 1,300 shares subject to currently exercisable stock options and 41,325 shares over which Mr. Graham has sole dispositive power.

         (c) During the 60-day period prior to the date of this filing, Mr. Graham did not effect any transactions in the Common Stock, except that on April 21, 2003, Mr. Graham purchased 13,000 shares at a price of $15.50 per share in a privately negotiated transaction, Mr. Graham's mother gifted 425 shares to him and he was awarded 3,000 shares of restricted stock through BancAffiliated, Inc.'s Recognition and Retention Plan at no cost to him. Furthermore, on April 10, 2003, Mr. Graham's three minor children gifted 300 shares to him.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Graham and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except with respect to the stock options and shares of restricted stock awarded to Mr. Graham by BancAffiliated, Inc. as compensation, none of the Common Stock beneficially owned by Mr. Graham is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.           Material to be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:     April 30, 2003                      /s/ Garry J. Graham
     -------------------------              -----------------------------------
                                            Garry J. Graham